Exhibit 99.1

News Release July 28, 2026

Santacruz Silver Achieves Strong Q2 2026 Production Results, Producing 1,573,100 Ounces of Silver and 23,240 Tonnes of Zinc

Santacruz also produced 3,165 Tonnes of Lead and 337 Tonnes of Copper in Q2 2026

Silver Production at Bolivar Increased by 32% QoQ

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ:SCZM) (TSX.V:SCZ) (“Santacruz” or the “Company”) announces that total production in the second quarter of 2026 (“Q2 2026”) was 1,573,100 ounces of silver, 23,240 tonnes of zinc, 3,165 tonnes of lead, and 337 tonnes of copper. This production was generated across the Company’s operations in Bolivia, including the Bolivar mine, the Porco mine, the Caballo Blanco Group of mines (“Caballo Blanco”), and the San Lucas Ore Sourcing Business, which includes the Reserva Mine (“San Lucas”), as well as the Zimapan mine in Mexico.

Q2 2026 Production Highlights

Primary Production Metrics:

●	Silver: 1,573,100 ounces
●	Zinc: 23,240 tonnes
●	Lead: 3,165 tonnes
●	Copper: 337 tonnes

Supplemental Production Metrics:

●	Silver Equivalent Production: 2,814,489 silver equivalent ounces
●	Zinc Equivalent Production: 59,680 zinc equivalent tonnes

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “Q2 2026 was marked by strong operational performance across our portfolio, with silver and zinc production increasing quarter-over-quarter at each of our operations. At Bolivar, silver production increased 32% quarter-over-quarter to 343,522 ounces, driven by ongoing recovery efforts in the areas affected by the localized flooding event that occurred in May 2025. Porco delivered higher silver and zinc production, driven by stronger silver grades and improved metal recoveries, while Caballo Blanco continued to make steady, meaningful contributions. At Zimapan, operations rebounded from the temporary constraints experienced during the first quarter, including limited ventilation in the higher-grade zones at Level 960 due to a contractor delay in completing the ventilation Robbins incline shaft, as well as repeated power interruptions caused by the local service provider’s maintenance of the power grid. As a result, metal recoveries improved across all four payable metals.”

Mr. Préstamo added: “This quarter’s solid production results show how the Company’s operations were resilient despite the challenging conditions experienced in Bolivia. During this second quarter, road blockades in Bolivia extended for more than 50 days, disrupting supply chains across many sectors of the economy. Despite these challenges, our teams leveraged their operational expertise and regional experience to keep our mines fully supplied and producing without interruption. I would like to extend my sincere appreciation to our Bolivian team, whose commitment and exceptional execution under difficult circumstances were instrumental in achieving this quarter’s solid production results. Their dedication exemplifies the strength of our organization and the values that define Santacruz. I also want to recognize our team at Zimapan in Mexico for their commitment to continuous improvement. Through innovation, operational discipline, and a continuous focus on optimizing performance, they have continued to enhance our operations. The progress achieved in dewatering the Bolívar mine, the continued advancement of Level 960 at Zimapan, improved metallurgical recoveries, and the operational efficiencies delivered across our business give us confidence that we are entering the second half of 2026 with strong momentum. These initiatives continue to strengthen the foundation of our operations and position us well to create long-term value from our silver and zinc assets for our shareholders.”

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Consolidated Production Summary – Mining & Ore Processing Operations

				Change	Change
	2026 Q2	2026 Q1	2025 Q2	2026-Q2 vs 2026-Q1	2026-Q2 vs 2025-Q2
Production Metrics
Tonnes milled	521,956	487,777	480,863	7%	9%
Silver (ounces)	1,573,100	1,341,499	1,423,081	17%	11%
Zinc (tonnes)	23,240	21,640	21,149	7%	10%
Lead (tonnes)	3,165	2,686	2,772	18%	14%
Copper (tonnes)	337	308	229	9%	47%
Supplemental Metrics
Silver eq. ounces(1)	2,814,489	2,281,465	2,535,803	23%	11%
Zinc eq. tonnes(1)	59,680	59,370	53,771	1%	11%

Consolidated Production Summary – Mining Operations(2)

				Change	Change
	2026 Q2	2026 Q1	2025 Q2	2026-Q2 vs 2026-Q1	2026-Q2 vs 2025-Q2
Material processed(3)
Tonnes milled	406,532	393,010	385,890	3%	5%
Metal production(3)
Silver (ounces)	1,161,733	1,000,094	1,103,447	16%	5%
Zinc (tonnes)	15,548	14,496	14,506	7%	7%
Lead (tonnes)	2,293	2,084	2,263	10%	1%
Copper (tonnes)	337	308	229	9%	47%

Consolidated Production Summary – Ore Processing Operations(2)

				Change	Change
	2026 Q2	2026 Q1	2025 Q2	2026-Q2 vs 2026-Q1	2026-Q2 vs 2025-Q2
Material processed
Tonnes milled	115,424	94,767	94,973	22%	22%
Metal production
Silver (ounces)	411,367	341,405	319,634	20%	29%
Zinc (tonnes)	7,692	7,144	6,643	8%	16%
Lead (tonnes)	872	602	509	45%	71%

(1) Silver equivalent ounces and zinc equivalent tonnes produced have been calculated using the period’s average metal prices quoted on the London Metal Exchange. The silver and zinc equivalent production is calculated by dividing each metal’s price by the price of Silver or Zinc to arrive at their equivalent. Refer to the section titled “Methodology for the Calculation of Silver Equivalent and Zinc Equivalent Production Figures” below.

(2) Mining operations includes only production from Bolivar, Porco, Caballo Blanco and Zimapan. Ore processing includes only production from San Lucas ore processing business.

(3) Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

Consolidated silver production increased 17% to 1,573,100 ounces in Q2 2026 from 1,341,499 ounces in Q1 2026, with quarter-over-quarter increases at all five operations. The improvement was driven primarily by higher processed volumes, with consolidated tonnes milled increasing 7% to 521,956 tonnes, together with higher silver head grades at Bolivar and Porco and a marked improvement in silver recovery at Zimapan. Bolivar contributed the largest single increase as rehabilitation of the areas affected by the May 2025 flooding event continued to advance, while San Lucas processed 22% more ore than in the prior quarter. Consolidated zinc production increased 7% to 23,240 tonnes, driven principally by higher throughput, which more than offset lower zinc grades at Bolivar and Porco. Lead production increased 18% to 3,165 tonnes and copper production increased 9% to 337 tonnes. Compared with Q2 2025, consolidated silver production increased 11%, and zinc production increased 10%, on 9% higher consolidated tonnes milled. Readers should note that Q2 2025 production was adversely affected by the May 2025 flooding event at Bolivar; refer to the news release dated July 29, 2025, for more information.

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For additional context, and as a supplement to the Company’s primary metal production disclosure, silver-equivalent (“AgEq”) production for Q2 2026 totaled 2,814,489 ounces, while zinc-equivalent (“ZnEq”) production reached 59,680 tonnes. As both metrics are influenced by relative metal prices, the Company believes the quarter is best assessed based on actual metal production, particularly silver and zinc, with AgEq and ZnEq presented solely as supplemental reference metrics reflecting the Company’s multi-metal production profile. Readers are cautioned that silver-equivalent calculations can become less representative in periods when silver price significantly outperforms or underperforms the prices of other metals, which is particularly applicable when comparing the quarters year-over-year.

Bolivar Mine Production Summary

				Change	Change
	2026 Q2	2026 Q1	2025 Q2	2026-Q2 vs 2026-Q1	2026-Q2 vs 2025-Q2

Material processed(1)
Tonnes milled	72,081	65,044	54,803	11%	32%

Metal production(1)
Silver (ounces)	343,522	259,635	304,468	32%	13%
Zinc (tonnes)	3,684	3,656	3,225	1%	14%
Lead (tonnes)	233	198	182	18%	28%

Average Grade
Silver (g/t)	165	141	190	17%	-13%
Zinc (%)	5.55	6.06	6.52	-8%	-15%
Lead (%)	0.42	0.43	0.44	-2%	-5%

Metal Recovery
Silver (%)	90	88	91	2%	-1%
Zinc (%)	92	93	90	-1%	2%
Lead (%)	77	70	75	10%	2%

(1) Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

Q2 2026 vs Q1 2026

Compared with Q1 2026, Bolivar’s silver production increased 32% to 343,522 ounces from 259,635 ounces. The increase was driven by an 11% increase in tonnes milled and a 17% higher silver head grade (165 g/t versus 141 g/t), together with a modest improvement in silver recovery, as rehabilitation of the areas affected by the May 2025 flooding event continued to advance. Zinc production of 3,684 tonnes was broadly unchanged quarter over quarter, as higher throughput was largely offset by an 8% lower zinc grade. Lead production increased 18% to 233 tonnes, supported by higher throughput and improved lead recovery.

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Q2 2026 vs Q2 2025

Compared with Q2 2025, Bolivar’s silver production increased 13% from 304,468 ounces and zinc production increased 14% from 3,225 tonnes, driven by a 32% increase in tonnes milled as mining areas continued to be restored. Head grades remained below the prior-year quarter (silver of 165 g/t versus 190 g/t; zinc of 5.55% versus 6.52%), reflecting the areas currently being mined as the operation advances through its recovery plan, with higher processed volumes more than offsetting the lower grades. Lead production increased 28% to 233 tonnes.

Porco Mine Production Summary

				Change	Change
	2026 Q2	2026 Q1	2025 Q2	2026-Q2 vs 2026-Q1	2026-Q2 vs 2025-Q2

Material processed(1)
Tonnes milled	52,195	45,297	49,152	15%	6%

Metal production(1)
Silver (ounces)	100,875	70,708	105,901	43%	-5%
Zinc (tonnes)	2,974	2,833	2,786	5%	7%
Lead (tonnes)	136	114	132	19%	3%

Average Grade
Silver (g/t)	72	59	79	21%	-8%
Zinc (%)	5.95	6.61	6.03	-10%	-1%
Lead (%)	0.33	0.34	0.41	-2%	-19%

Metal Recovery
Silver (%)	84	82	85	2%	-2%
Zinc (%)	96	95	94	1%	2%
Lead (%)	79	74	65	7%	21%

(1) Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

Q2 2026 vs Q1 2026

Porco is a predominantly zinc-oriented underground operation, and its performance is best assessed on zinc output. Compared with Q1 2026, zinc production increased 5% to 2,974 tonnes, as a 15% increase in tonnes milled more than offset a 10% lower zinc grade, with zinc recovery remaining strong at 96%. Silver production increased 43% to 100,875 ounces from 70,708 ounces, and lead production increased 19% to 136 tonnes.

Q2 2026 vs Q2 2025

Compared with Q2 2025, zinc production increased 7% from 2,786 tonnes on 6% higher tonnes milled and continued strong zinc recoveries. Silver production decreased 5% from 105,901 ounces, primarily reflecting an 8% lower silver head grade. This profile reflects mine sequencing deliberately focused on zinc-rich areas, rather than an operational shortfall, and is consistent with Porco’s role within the Company’s silver-zinc co-product portfolio.

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Caballo Blanco Group(1) Production Summary

				Change	Change
	2026 Q2	2026 Q1	2025 Q2	2026-Q2 vs 2026-Q1	2026-Q2 vs 2025-Q2

Material processed
Tonnes milled	11,475	12,410	10,561	-8%	9%

Metal production
Silver (ounces)	326,215	306,888	294,786	6%	11%
Zinc (tonnes)	4,126	3,967	3,974	4%	4%
Lead (tonnes)	765	767	595	0%	29%

Average Grade
Silver (g/t)	183	175	168	5%	9%
Zinc (%)	7.30	7.15	7.32	2%	0%
Lead (%)	1.51	1.54	1.23	-2%	23%

Metal Recovery
Silver (%)	92	93	94	0%	-2%
Zinc (%)	94	94	94	0%	0%
Lead (%)	84	84	84	0%	0%

(1) The Caballo Blanco Group consists of the Colquechaquita and Tres Amigos mines.

Q2 2026 vs Q1 2026

Compared with Q1 2026, Caballo Blanco’s silver production increased 6% to 326,215 ounces from 306,888 ounces, driven by a 5% higher silver head grade (183 g/t versus 175 g/t) on modestly higher throughput. Zinc production increased 4% to 4,126 tonnes, and lead production was unchanged at 765 tonnes. Recoveries remained stable across all metals, and the operation continued to perform as one of the Company’s most consistent contributors.

Q2 2026 vs Q2 2025

Compared with Q2 2025, Caballo Blanco’s silver production increased 11% from 294,786 ounces, on 4% higher tonnes milled and a 9% higher silver head grade, while zinc production increased 4% from 3,974 tonnes. Lead production increased 29% from 595 tonnes, reflecting a 23% higher lead grade in the areas mined during the quarter. Grades and recoveries remained stable across periods, underscoring Caballo Blanco’s operating consistency.

Zimapan Production Summary

				Change	Change
	2026 Q2	2026 Q1	2025 Q2	2026-Q2 vs 2026-Q1	2026-Q2 vs 2025-Q2

Material processed
Tonnes milled	222,259	223,670	224,162	-1%	-1%

Metal production
Silver (ounces)	391,121	362,863	398,292	8%	-2%
Zinc (tonnes)	4,764	4,040	4,521	18%	5%
Lead (tonnes)	1,159	1,005	1,354	15%	-14%
Copper (tonnes)	337	308	229	9%	47%

Average Grade
Silver (g/t)	76	78	77	-3%	-2%
Zinc (%)	2.78	2.55	2.62	9%	6%
Lead (%)	0.68	0.62	0.80	9%	-15%
Copper (%)	0.27	0.25	0.22	7%	22%

Metal Recovery
Silver (%)	72	65	71	12%	1%
Zinc (%)	77	71	77	9%	0%
Lead (%)	77	73	76	6%	2%
Copper (%)	57	54	45	4%	25%

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Q2 2026 vs Q1 2026

Compared with Q1 2026, Zimapan’s silver production increased 8% to 391,121 ounces from 362,863 ounces despite broadly unchanged throughput and a slightly lower silver head grade, driven by a significant improvement in silver recovery to 72% from 65%. Zinc production increased 18% to 4,764 tonnes, supported by a 9% higher zinc grade and improved zinc recovery, while lead production increased 15% to 1,159 tonnes and copper production increased 9% to 337 tonnes.

Q2 2026 vs Q2 2025

Compared with Q2 2025, Zimapan’s silver production was broadly stable, decreasing 2% from 398,292 ounces, while zinc production increased 5% from 4,521 tonnes on a higher zinc grade. Lead production decreased 14% from 1,354 tonnes, primarily reflecting a 15% lower lead grade associated with mine sequencing, while copper production increased 47% from 229 tonnes on materially higher copper grades and recoveries. Zimapan remained an important contributor to consolidated output and continues to be managed with a focus on recoveries and concentrate quality.

San Lucas Group(1) Ore Processing Production Summary

				Change	Change
	2026 Q2	2026 Q1	2025 Q2	2026-Q2 vs 2026-Q1	2026-Q2 vs 2025-Q2

Material processed
Tonnes milled	115,424	94,767	94,973	22%	22%

Metal production
Silver (ounces)	411,367	341,405	319,634	20%	29%
Zinc (tonnes)	7,692	7,144	6,643	8%	16%
Lead (tonnes)	872	602	509	45%	71%

Metal Recovery
Silver (%)	82	81	85	2%	-3%
Zinc (%)	89	89	90	0%	-1%
Lead (%)	67	63	59	5%	12%

(1) The San Lucas Group production volumes and results are primarily from purchased ore from third party miners but also includes production from the Company’s wholly owned Reserva mine which makes up a small portion of the total production.

San Lucas is the Company’s ore sourcing and trading business in Bolivia and should be regarded as a strategic component of the broader Bolivian production portfolio. By procuring mineralized material from third-party suppliers and processing it through the Company’s existing plants, San Lucas supports higher plant utilization, enhances fixed-cost absorption, and increases overall operating flexibility. Given its margin-based structure, purchase prices are aligned to contained metal value. San Lucas is best evaluated on the basis of margin generation and its contribution to overall operating efficiency, rather than on average feed grade alone.

Q2 2026 vs Q1 2026

Compared with Q1 2026, San Lucas processed 115,424 tonnes, a 22% increase, and produced 411,367 ounces of silver (up 20%), 7,692 tonnes of zinc (up 8%), and 872 tonnes of lead (up 45%). The increase was driven primarily by higher volumes of purchased ore delivered by third-party suppliers, with recoveries broadly stable to modestly improved. The higher volumes directly supported plant utilization and fixed-cost absorption across the Company’s Bolivian processing facilities.

Q2 2026 vs Q2 2025

Compared with Q2 2025, San Lucas increased silver production by 29% from 319,634 ounces, zinc production by 16% from 6,643 tonnes, and lead production by 71% from 509 tonnes, on 22% higher processed tonnes. The year-over-year growth underscores the flexibility of the San Lucas model, which allows the Company to scale third-party feed sourcing in response to plant availability and market conditions.

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Methodology for the Calculation of Silver Equivalent and Zinc Equivalent Production Figures

Commencing Q1 2026, the Company has improved its production disclosure by reporting Zinc Equivalent tonnes produced and has changed the method of calculating Silver Equivalent Ounces produced. The Company considers silver equivalent (“AgEq”) ounces and zinc equivalent (“ZnEq”) tonnes to be useful supplemental production metrics for evaluating its multi-metal production profile. These measures are commonly used in the mining industry as reference metrics to facilitate period-over-period comparisons and, where relevant, benchmarking against industry peers. They should be viewed as supplemental to, and not a substitute for, the actual metal production volumes disclosed on a metal-by-metal basis.

AgEq ounces and ZnEq tonnes are calculated by applying conversion factors that normalize the value of each non-reference metal to the selected reference metal. For AgEq ounces, the values of zinc, lead, and copper are converted into silver equivalent ounces. For ZnEq tonnes, the values of silver, lead, and copper are converted into zinc equivalent tonnes. Each conversion factor is derived from the ratio of the in-situ metal value of the contained fine metal to the price of the reference metal used in the equivalency calculation. The denominator used to calculate silver equivalent ounces is the silver price, while the denominator used to calculate zinc equivalent tonnes is the zinc price. This methodology expresses multi-metal production in a common unit of measure. Since the silver price and zinc price are the denominators in each metric, price variations of these metals can significantly affect the result, especially when one metal price changes significantly relative to the other metal prices.

The metal prices used in the calculation of AgEq and ZnEq are based on the average quarterly prices quoted on the London Metal Exchange (“LME”). Previously, the Company used budgeted metal prices which were only updated annually. The Company considers that it is more appropriate to use the quarter’s actual prices to determine the period’s AgEq and ZnEq production volumes to better reflect production results in the context of volatile market prices. Previously reported AgEq ounces produced have been updated using the period’s corresponding quarterly average LME prices instead of the budgeted prices which were previously used.

Monthly Average Prices	Zinc	Lead	Silver	Copper
Average Q2 LME/2026	3,463	1,955	73.44	13,324
Average Q1 LME/2026	3,243	1,931	84.39	12,852
Average Q4 LME/2025	3,165	1,971	54.83	11,100
Average Q3 LME/2025	2,824	1,965	39.39	9,792
Average Q2 LME/2025	2,641	1,947	33.63	9,519
Average Q1 LME/2025	2,838	1,970	31.91	9,346

The methods used by the Company to calculate these equivalencies may differ from those used by other companies reporting similar metrics and therefore may not be directly comparable. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for performance measures prepared in accordance with International Financial Reporting Standards (“IFRS”).

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Qualified Person

Garth Kirkham, P.Geo., an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information, please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Eduardo Torrecillas

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that operations will continue as planned and that production, recoveries and operating performance will be consistent with management’s expectations.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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